Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 2, 2017

WGC, SSGA Launch Gold ETF Hedged Against U.S. Dollar Strength
By Kitco News
Monday January 30, 2017 09:12
(Kitco News) - The World Gold Council and State Street Global Advisors (SSGA) are launching a new gold-backed exchange-traded fund that reduces the impact of the U.S. dollar on gold investing. Representatives of the two organizations say that gold, to the detriment of investors, has been at the mercy of the dollar for too long.
In a press release Monday, the WGC and State Street Global Advisors announced the trading of the SPDR Long Dollar Gold Trust (NYSE ARCA: GLDW). The goal of the new ETF is to give investors access to the gold market while limiting the impact of the U.S. dollar with a long U.S. dollar position against other global currencies.
While being backed by physical gold, the new ETF also has exposure to a basket of non-US currencies: euro, Japanese yen, British pound, Canadian Dollar, Swedish krona and Swiss franc. The WGC noted that from 2013 to 2016, in an environment of expanding U.S. dollar strength, gold prices dropped 5%, falling from $1,205 an ounce to $1,146 an ounce in the three-year period. However, during that same time, gold prices in euro terms shot up 25%, increasing from 873 an ounce to 1,096 an ounce.
“By lessening the dollar’s potential impact on gold, GLDW seeks to provide investors the opportunity to realize the potential benefits of using gold as a strategic portfolio diversifier, while offering the ability to buffer against the potential adverse effects of a strong dollar on gold,” said Nick Good, co-head of the Global SPDR business at State Street Global Advisors, in the press release.
The fund, while being backed by physical gold, the new ETF also has exposure to a basket of non-US currencies: euro, Japanese yen, British pound, Canadian Dollar, Swedish krona and Swiss franc. Performance of the U.S. dollar against this currency basket is expected to increase or decrease the amount of gold held by GLDW.
“GLDW is the first ETF listed in the U.S. backed by physical gold that is designed to hedge the movement of gold against the U.S. dollar,” said Joseph Cavatoni, principal executive officer of GLDW’s sponsor and managing director USA and ETFs at the WGC.
Only ETF Product In The U.S. To Be Long Gold and USD
The World Gold Council noted that despite the fluctuations against the U.S. dollar, gold remains an important diversifier in a portfolio. Greg Collett, director of investment products at the WGC, said in a telephone interview with Kitco News that this new product gives investors the diversification to gold without having to worry about U.S. dollar strength.
“Basically, GLDW allows investors to delink gold from the U.S. dollar and allowing them to get all the diversification benefits from gold during times of extreme market stress and during times of U.S. dollar strength.” Collett added that the latest product is not a reflection on U.S. dollar moves, but was created to give investors an option.

What Does This Mean For GLD Products?
This could be just the start of an expansion of the GLD family of ETFs. Kitco News asked Collett if the WGC was looking at creating an ETF that offered physical redemptions. Although not able to comment on specifics, Collett said that they are looking at a variety of products.
“We absolutely want to expand the GLD family of gold ETFs. We think there is a lot more we can do with gold,” he said. “There is very little innovation, investment wise, innovation in the gold market relative to so many other areas. There is a lot more to be done.”
By Neils Christensen of Kitco News; nchristensen@kitco.com

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.